As filed with the Securities and Exchange Commission on July 10, 2002
                                                                             No.
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.
                                   -----------
                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                                    UNDER THE
                           TRUST INDENTURE ACT OF 1939
                                   -----------

                         LEXINGTON PRECISION CORPORATION
                               (Name of Applicant)

                                767 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 319-4657
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                        TITLE OF CLASS                       AMOUNT
                11 1/2 Senior Subordinated Notes           37,024,000
                      Due August 1, 2007

           Approximate date of proposed Exchange Offer: July 10,2002.

                                  WARREN DELANO
                                    PRESIDENT
                                767 THIRD AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 319-4657
                     (Name and address of agent for service)
                             ----------------------

                                   COPIES TO:
                          RICHARD F. LANGAN, JR., ESQ.
                                NIXON PEABODY LLP
                               437 MADISON AVENUE
                            NEW YORK, NEW YORK 10022

                                     GENERAL

ITEM 1.  GENERAL INFORMATION

(a)  Form of organization: corporation.

(b)  State or other sovereign power under the laws of which organized: Delaware.

ITEM 2.  SECURITIES ACT EXEMPTION APPLICABLE

         As part of a proposed restructuring, we are offering, upon the terms and conditions set forth in an Offering Circular dated July 10, 2002, and the related Letter of Transmittal (which together constitute the "Exchange Offer"), to each holder of our 12 3/4% Senior Subordinated Notes due February 1, 2000 (the "Old Notes"), to issue units, consisting of (i) 11 1/2 Senior Subordinated Notes (the "New Notes") in a principal amount equal to the sum of the principal amount of that holder's Old Notes tendered plus the accrued interest on those Old Notes from August 1, 1999, through April 30, 2002, or $350.625 for each $1,000 principal of Old Notes tendered, and (ii) in respect of each $1,000 principal amount of New Notes to be issued, ten warrants to purchase our common stock. Each common stock purchase warrant will entitle the holder thereof to purchase one share of our common stock, par value $0.25 per share, at a price of $3.50 per share during the period from January 1, 2004 through August 1, 2007. The warrants will not be exercisable or detachable from the New Notes until January 1, 2004, (the "Detachment Date"), and the New Notes and warrants will be transferable only as a unit prior to that time. If any or all of the New Notes with which the warrants comprise a unit is redeemed on or prior to the Detachment Date, the warrants attached to those New Notes will revert to us for no further consideration and will be cancelled. We will also pay a fee, in cash, to each registered holder of New Notes, in an amount equal to 2.22% of the principal amount of the New Notes held by that holder (the "Participation Fee"). The New Notes are to be issued pursuant to a new Indenture (the "Indenture") to be entered into between us and Wilmington Trust Company, as Trustee (the "Trustee").

         The Exchange Offer is being made by us in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), afforded by Section 3(a)(9) thereof. We have not paid or given, and will not pay or give, directly or indirectly, any commission or other remuneration to any broker, dealer, salesman or other person for soliciting tenders of Old Notes. There have not been and we do not anticipate that there will be any sales of securities of the same class as the New Notes by us or by or through an underwriter at or about the same time as the Exchange Offer. No cash payments are to be made by any holder of the Old Notes in connection with the Exchange Offer.


                                  AFFILIATIONS

ITEM 3.  AFFILIATES

         Lexington Rubber Group, Inc., a Delaware corporation, and Lexington Precision GmbH, a German corporation, are our wholly-owned subsidiaries.

         The following individuals may be deemed to be our affiliates as of May 3, 2002, based upon their ownership of 5% or more of our voting securities and the respective positions they hold with us: (i) Michael A. Lubin, our Chairman of the Board and beneficial owner of 31.4% of our outstanding common stock; (ii) Warren Delano, our President and one of our directors and beneficial owner of 28.7% of our outstanding common stock, and (iii) William B. Conner, one of our directors and beneficial owner of 5.8% of our outstanding common stock. For further information regarding the common stock holdings of Messrs. Lubin and Delano, see Item 5 and the related notes. In addition, Kenneth I. Greenstein may be deemed to be an affiliate of ours as of August 3, 2001, based on his position as one of our directors and our Secretary. Joseph A. Pardo and Elizabeth H. Ruml may also be deemed to be affiliates of ours as of June 12, 2002, based on their position as our directors. We anticipate no change in our affiliates as of the closing date of the restructuring.

                             MANAGEMENT AND CONTROL

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS

         The following table lists the names and complete mailing addresses of our directors and executive officers as well as all offices held with us.

Name                                         Address                          Office(s)
-----------------------   -----------------------------------    ----------------------------------
Michael A. Lubin             c/o Lubin, Delano & Company            Director  and Chairman of the
                             767 Third Avenue                       Board
                             New York, New York  10017

Warren Delano                c/o Lubin, Delano & Company            Director and President
                             767 Third Avenue
                             New York, New York  10017

William B. Conner            Conner Holding Company                 Director
                             1030 State Street
                             Erie, Pennsylvania  16501

Kenneth I. Greenstein        c/o Lexington Precision Corporation    Director and Secretary
                             767 Third Avenue
                             New York, NY 10017


Joseph A. Pardo              c/o Lexington Precision Corporation    Director
                             767 Third Avenue
                             New York, New York 10017

Elizabeth H. Ruml            c/o Lexington Precision Corporation    Director
                             767 Third Avenue
                             New York, New York 10017

Dennis J. Welhouse           c/o Lexington Precision Corporation    Senior Vice President,
                             Suite 112                              Chief Financial Officer,
                             30195 Chagrin Boulevard                and Assistant Secretary
                             Cleveland, Ohio  44125

James R. Bower               c/o Lexington Precision Corporation    Treasurer and Assistant
                             Suite 112                              Secretary
                             30195 Chagrin Boulevard
                             Cleveland, Ohio  44125


ITEM 5.  PRINCIPAL OWNERS OF VOTING SECURITIES

         The following table lists each person known or believed by us to own 10% or more of our voting securities as of May 3, 2002. Based upon present holdings and commitments, upon the closing of the reorganization we do not anticipate that Messrs. Delano or Lubin will own less than 10% of our voting securities or that another person will own 10% or more of our voting securities.

                                                                                                 Percentage of
                                                                                                    Voting
          Name and Complete                   Title of Class                 Amount               Securities
           Mailing Address                        Owned                      Owned(1)                Owned
  ----------------------------------------------------------------------------------------------------------------

  Michael A. Lubin                             common stock               1,516,242(2)                31.4%
  c/o Lubin, Delano & Company
  767 Third Avenue
  New York, New York  10017

  Warren Delano                                common stock               1,385,855(3)                28.7%
  c/o Lubin, Delano & Company
  767 Third Avenue
  New York, New York  10117
---------------------------------

(1) The persons named in the table have sole voting and dispositive power with respect to all shares of our common stock shown as beneficially owned by them, subject to community property laws, where applicable, except as set forth in the notes to the table.

(2) Includes (a) 35,000 shares owned by each of Mr. Lubin's two minor children, with respect to which Mr. Lubin acts as custodian under the New York Uniform Gifts to Minors Act and (b) 50,000 shares owned by an individual retirement account of Mr. Lubin. Also includes 89,062 shares owned by a retirement benefit plan of which Mr. Lubin and Mr. Delano are both beneficiaries.

(3) Includes 110,750 shares owned by individual retirement accounts of Mr. Delano. Also includes 89,062 shares owned by a retirement benefit plan of which Mr. Delano and Mr. Lubin are both beneficiaries.


                                  UNDERWRITERS

ITEM 6.  UNDERWRITERS

(a) No person has acted as an underwriter of any of our securities within three years of the filing of this application.

(b) We will not retain any underwriters in connection with the proposed issuance of the New Notes.



                                                 CAPITAL SECURITIES

ITEM 7.  CAPITALIZATION

(a)      AUTHORIZED CLASSES OF SECURITIES.
         --------------------------------

                                                AS OF JULY 3, 2002:


                                                                           Amount                 Amount
Title of Class                                                         Authorized(1)           Outstanding(1)
------------------------------------------------------------------- ------------------------------------------------

Capital Stock
     Common stock, $.25 par value...............................          10,000,000              4,828,036
     $8 Cumulative convertible redeemable preferred stock,
           Series B, $100 par value.............................               3,300(2)               3,300(2)
     Preferred stock, Series A, $100 par value..................               2,500                      -
     Preferred stock, $1 par value..............................           2,500,000                      -

Debt Securities
     12 1/2% Senior, Unsecured Note due August 1, 2001.............       $7,500,000             $7,500,000
     12% Secured Term Note due July 31, 2001....................          $1,267,000             $1,267,000
     12 3/4% Senior Subordinated Notes due February 1, 2000........      $27,412,000            $27,412,000
     14% Junior Subordinated Notes due August 1, 2001 ..........            $347,000               $347,000


                                      AS OF THE CLOSING OF THE RESTRUCTURING:

                                                                          Amount                  Amount
Title of Class                                                         Authorized(1)           Outstanding(1)
----------------------------------------------------------------------------------------- --------------------

Capital Stock
     Common stock, $.25 par value....................................     10,000,000          4,828,036
     Warrants to purchase common stock                                       375,265(3)         371,563(3)
     $8 Cumulative convertible redeemable preferred stock,
           Series B, $100 par value..................................          3,300(2)           3,300(2)
     Preferred stock, Series A, $100 par value.......................          2,500                  -
     Preferred stock, $1 par value...................................      2,500,000                  -

Debt Securities
     10 1/2% Senior, Unsecured Note due August 1, 2007...............     $7,650,000         $7,650,000
     12% Secured Term Note due August 31, 2006.......................     $1,249,000         $1,249,000
     11 1/2% Senior Subordinated Notes due August 1, 2007............    $37,024,000        $36,652,894(4)
     12 1/2% Junior Subordinated Notes due November 1, 2007..........       $503,000(5)        $503,000(5)
---------------------------------

(1) Expressed in number of shares with respect to capital stock and dollars with respect to debt securities.

(2) The Series B preferred stock is convertible into shares of common stock at a conversion price of $13.50 per share (subject to adjustment) based on an initial conversion value of Series B preferred stock of $200 per share. As part of the restructuring, we intend to pay all dividends in arrears on the Series B preferred stock. Although we do not presently intend to do so, we reserve the right to redeem, pursuant to the terms thereof, 900 shares of the Series B preferred stock and cause a reduction in the number of authorized shares of the Series B preferred stock by such amount.

(3) As part of the restructuring, we intend to issue ten common stock purchase warrants in respect of each $1,000 principal amount of New Notes and 12 1/2% Junior Subordinated Notesto be issued. Each common stock purchase warrant will entitle the holder thereof to purchase one share of our common stock, par value $.25 per share, at a price of $3.50 per share. The common stock purchase warrants may be exercised at any time from January 1, 2004 to August 1, 2007, 5:00 p.m. New York City Time. If all holders of Old Notes exchange their Old Notes for New Notes, and the existing Junior Subordinated Notes are exchanged for new 12 1/2% Junior Subordinated Notes, we will issue an aggregate of 375,265 common stock purchase warrants. The number of common stock purchase warrants to be outstanding was calculated assuming that 99% of the Old Notes are tendered in the Exchange Offer and the existing Junior Subordinated Notes are exchanged for new 12 1/2% Junior Subordinated Notes.

(4) The amount to be outstanding was calculated assuming that 99% of the Old Notes are tendered in the Exchange Offer.

(5) As a part of the restructuring, we intend to issue to holders of our Junior Subordinated Non-Convertible Notes, new 12 1/2% Junior Subordinated Notes with a maturity date of November 1, 2007, with attached warrants to purchase an aggregate of 5,030 shares of common stock.

(b)  DESCRIPTION OF VOTING RIGHTS OF EACH AUTHORIZED CLASS OF SECURITIES.
     -------------------------------------------------------------------

     Holders of our common stock are entitled to one vote per share at all meetings of stockholders.

     Holders of our Series B preferred stock are entitled to one vote per share at all meetings of stockholders. Moreover, in the event that six quarterly dividends (whether or not consecutive) on any of the then outstanding Series B preferred stock are in arrears, the holders of the Series B preferred stock, voting as a class, would be entitled to elect two additional persons to our Board of Directors until the annual meeting following the date on which all such arrearages have been paid in full. At July 3, 2002, we were in arrears on the payment of ten dividends and the redemption of 900 shares of Series B preferred stock in the amounts of $66,000 and $180,000, respectively.

     Except as otherwise provided in our Restated Certificate of Incorporation or as required by law, holders of our Series A preferred stock would have no voting power or right to participate in any meetings of stockholders. No shares of our Series A preferred stock are currently issued or outstanding.

     Our Board of Directors is vested with broad authority with respect to other preferred stock, $1 par value, which permits it, among other things, to establish and designate series, fix the number of shares of such series, provide for a sinking fund for the purchase or redemption of shares or a purchase fund for the purchase of shares of each series, and determine the relative rights, preferences and limitations of each such series, including but not limited to, the voting rights of the shares of such series.

                              INDENTURE SECURITIES

ITEM 8.  ANALYSIS OF INDENTURE

         The following analysis does not purport to be a complete description of the Indenture provisions discussed by us and is qualified in its entirety by reference to the form of Indenture filed with this application as Exhibit T3C. Capitalized terms used below and not otherwise defined shall have the respective meanings as set forth in the Indenture.

(a)      DEFINITION OF DEFAULT; WITHHOLDING OF NOTICE.
         ---------------------------------------------

         An "Event of Default" occurs if: (i) we default in the payment, whether or not prohibited by Article 11 of the Indenture, of interest on any New Note when the interest becomes due and payable and the default continues for a period of 30 days; (ii) we default in the payment, whether or not prohibited by Article 11 of the Indenture, of the principal of any New Note when it becomes due and payable at maturity, required repurchase, upon redemption or otherwise; (iii) we fail to pay any installment of the Participation Fee when it becomes due and payable and the failure to pay continues for a period of five (5) days; (iv) we fail to comply with any of our other covenants, conditions, or agreements in the New Notes or the Indenture and the default continues for the period and after the notice specified below; (v) an event or events of default, as defined in any one or more mortgages, indentures, or instruments under which there may be issued, or by which there may be secured or evidenced, any Indebtedness of us or any Subsidiary, (other than the Old Notes) whether that Indebtedness now exists or shall hereafter be created, shall happen that permits the holders of the Indebtedness to declare an aggregate principal amount of at least $250,000 of the Indebtedness to become due and payable prior to the date that it would otherwise have become due and payable and this event of default shall not have been cured in accordance with the provisions of such instrument, or the Indebtedness shall not have been discharged within a period of 30 days after there shall have been given, by registered or certified mail, to us by the Trustee or to us and the Trustee by the Holders of at least 25% in principal amount of the outstanding New Notes a written notice specifying the event or events of default and requiring us to cause the event of default to be cured, or the Indebtedness to be discharged and stating that the notice is a "Notice of Default" under the Indenture; PROVIDED, HOWEVER, that we are not in good faith contesting in appropriate proceedings the occurrence of such event of default;
(vi) a court of competent jurisdiction enters a final, non-appealable judgment or judgments for the payment of money in the aggregate in excess of $250,000 against us or any of our Subsidiaries (other than in respect of an event or events of default relating to the Old Notes) and the judgment is not rescinded, annulled, stayed, or satisfied for a period (during which execution shall not be effectively stayed) of 60 days after the amount of the judgment is determined;
(vii) we, pursuant to or within the meaning of any Bankruptcy Law: (a) commence a voluntary case, (b) consent to the entry of an order for relief against us in an involuntary case, (c) consent to the appointment of a Custodian of us or for all or substantially all of our property, or (d) make a general assignment for the benefit of our creditors; or (viii) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that: (a) is for relief against us in an involuntary case, (b) appoints a Custodian of us or for all or substantially all of our property, or (c) orders our liquidation, and such order or decree remains unstayed and in effect for 60 days.

         In the event we incur any Indebtedness other than Senior Debt which contains a cross-default provision, we shall promptly enter into a supplemental indenture to add at least as favorable a provision to this Indenture.

         A default under clause (iv) above is not an Event of Default until the Trustee notifies us or the Holders of at least 25% in principal amount of the outstanding New Notes notify us and the Trustee of the default and we do not cure the default within 60 days after receipt of the notice. The notice must specify the default, demand that it be remedied, and state that the notice is a "Notice of Default."

         If a Default  (other than an Event of Default  specified  in  Subclause
(vii) or (viii) above) occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each holder of the New Notes, as provided in
Section 12.02 of the Indenture, notice of the Default within 90 days after it occurs. Except in the case of a default in payment of principal of or interest on any New Note, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of Securityholders.

(b)      AUTHENTICATION AND DELIVERY; APPLICATION OF THE PROCEEDS.
         ---------------------------------------------------------

         Two of our Officers shall sign the New Notes by manual or facsimile signature. Our seal shall be reproduced on the New Notes in facsimile form. Typographical and other minor errors or defects in any reproduction of the seal or any signature shall not affect the validity or enforceability of any New Note which has been duly authenticated and delivered by the Trustee. If an Officer whose signature is on a New Note no longer holds that office at the time the Trustee authenticates the New Note, the New Note shall be valid nevertheless; and any New Notes may be signed on our behalf by such persons as, at the actual date of the execution of the New Notes, shall be our proper Officers, although at the date of the execution and delivery of this Indenture any such person was not such officer.

         A New Note shall not be valid or obligatory until the Trustee manually signs the certificate of authentication of the New Note. The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture.

         Upon our written order signed by two of our officers or by an Officer and an Assistant Treasurer, which order shall specify the aggregate principal amount to be issued and the date of issuance, the Trustee shall authenticate New Notes for original issue in an aggregate principal amount equal to the Maximum Principal Amount. The aggregate principal amount of New Notes outstanding at any time may not exceed the Maximum Principal Amount except as provided in Sections
2.07 and 2.08 of the Indenture. The New Notes will be issued in exchange for the Old Notes, including all accrued and unpaid interest thereon from August 1, 1999, through April 30, 2002. Accordingly, we will receive no proceeds from the issuance of the New Notes.

         The effectiveness of the Indenture shall be subject to the satisfaction of the following conditions precedent: (i) we shall have delivered to the Trustee, and to each Holder of an Old Note that is tendered and not withdrawn pursuant to the Exchange Offer who shall have requested a copy in writing, an Officers' Certificate in the form attached to the Indenture and (ii) we shall have delivered to the Trustee, and to each Holder of an Old Note that is tendered and not withdrawn pursuant to the Exchange Offer who shall have requested a copy in writing, an opinion of our counsel, Nixon Peabody LLP, in the form attached to the Indenture.

(c)    RELEASE OR SUBSTITUTION OF PROPERTY SUBJECT TO THE LIEN OF THE INDENTURE.
       -------------------------------------------------------------------------

         There is no property subject to a lien in order to secure our obligations under the Indenture.

(d)    SATISFACTION AND DISCHARGE OF THE INDENTURE.
       --------------------------------------------

(i) We may terminate all of our obligations under the New Notes and the Indenture if all New Notes previously authenticated and delivered (other than destroyed, lost or stolen New Notes that have been replaced or paid) have been delivered to the Trustee canceled or for cancellation; or

(ii) We will cease to be under any obligation to comply with Articles Four and Five of the Indenture and from and after the 91st day after the conditions set forth below have been satisfied, we will be deemed to have been discharged from all of our obligations with respect to the New Notes and the Indenture, if:

         (1) the New Notes mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption; and (b) we irrevocably deposit in trust with the Trustee (or, solely to meet the requirements specified by Section
8.01 of the Indenture, a trustee meeting the requirements of the Indenture and satisfactory to us and the Trustee under the terms of an irrevocable trust agreement among us, the Trustee, and such trustee in form and substance satisfactory to the Trustee and us), money or U.S. Government Obligations maturing as to principal and interest in such amounts and at such times as are sufficient to pay principal of and interest on the New Notes to the maturity date of the New Notes or the redemption date of the New Notes, as the case may be, which amount shall be confirmed in writing to the Trustee by a nationally recognized firm of independent public accounts; PROVIDED, HOWEVER, that the Trustee shall have been irrevocably instructed by us to apply such money or the proceeds of the U.S. Government Obligations to the payment of the principal of and interest on the New Notes; (3) no Default or Event of Default has occurred or is continuing on the date of the deposit or will occur as a result of the deposit and the deposit will not result in a breach or violation of, or constitute a Default under, any other instrument to which we are a party or by which we are bound, as evidenced to the Trustee in an Officers' Certificate delivered to the Trustee concurrently with the deposit; (4) we have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the New Notes will not recognize income, gain, or loss for federal income tax purposes as a result of the deposit and will be subject to federal income tax in the same amounts, in the same manner, and at the same time as would have been the case if the deposit had not been made, and, in the case of the New Notes being discharged, a ruling to that effect has been received from or published by the Internal Revenue Service (it being understood that (A) such opinion will also state that the opinion is consistent with the conclusions reached in such ruling and (B) the Trustee will be under no duty to investigate the basis or correctness of the opinion); and (5) we have delivered to the Trustee an Opinion of Counsel to the effect that our exercise of our option described above will not result in any of us, the Trustee, or the trust created by the deposit becoming or being deemed to be an "investment company" under the Investment Company Act of 1940, as amended.

         In connection with the mailing of any deposit, we shall deliver to the Trustee an Officer's Certificate and an Opinion of Counsel to the effect that all conditions to Section 8.01 of the Indenture have been complied with.

         Our obligations under paragraph 11 of the New Notes and Sections 2.03, 2.04, 2.05, 2.06, 7.07, and 7.08 of the Indenture, however, would survive until the New Notes are no longer outstanding. Thereafter, our obligations under paragraph 11 and Section 7.07 would survive to the extent provided therein.

         Subject to Section 8.01(2) of the Indenture, the Trustee, upon our request and at our expense, shall acknowledge in writing the discharge of our obligations under the New Notes and the Indenture except for those surviving obligations noted above.

(e)      EVIDENCE OF COMPLIANCE.
         -----------------------

         As required by Section 314(a) of the Trust Indenture Act of 1939, as amended (the "TIA"), we shall file with the Trustee within 15 days after we file them with the SEC, copies of the annual reports and of the information, documents, and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "1934 Act"). We shall also comply with the other provisions of Section 314(a).

         As long as the New Notes remain outstanding, we shall cause our annual report to stockholders and any quarterly or other financial reports we furnish to stockholders to be mailed to the Holders at their addresses appearing in the register of Securityholders maintained by the Registrar. If we are not required to furnish annual or quarterly reports to our stockholders pursuant to the 1934 Act, we will cause our financial statements, including any related notes, and a "Management's Discussion and Analysis of Financial Condition and Results of Operations", to be mailed to the Holders within 90 days after the end of each fiscal year and within 45 days after the end of each of the first three fiscal quarters in each year, and the financial statements shall otherwise contain substantially the same information as would have been required to have been furnished to the SEC in any annual or quarterly report, as the case maybe. A copy of each of these financial statements shall be provided to the Trustee at the same time as it is mailed to the Holders.

         We shall file with the Trustee (who shall promptly deliver a copy thereof to any Holder that so requests in writing) within 105 days after the end of each fiscal years and within 60 days after the end of each of our other fiscal quarters, commencing with the first of these periods to end after the effective date of the Indenture, an Officers' Certificate stating that: (i) the signing officers have supervised a review of our activities and the activities of our Subsidiaries during the fiscal period with respect to which such Officers' Certificate is being issued to determine whether we have observed and performed our obligations under the Indenture; (ii) to the best knowledge of each officer signing the Officers' Certificate, we have observed and performed all of our covenants in the Indenture and are not in default in the observance and performance of any of the terms, provisions, and conditions of the Indenture (or if we are in such default, specifying those defaults and the nature thereof of which he has knowledge); and (iii) to the best knowledge of each such signing officer, no event has occurred and is continuing that would prohibit payment of the principal or interest on the New Notes.

         Upon any request or application by us to the Trustee to take any action under the Indenture, we shall furnish to the Trustee: (i) an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with; and (ii) an Opinion of Counsel stating that, in the opinion of such counsel, all conditions precedent have been complied with.

         Each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture shall include: (i) a statement that the person making the certificate or opinion has read the covenant or condition;
(ii) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in the certificate or opinion are based; (iii) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (iv) a statement as to whether or not, in the opinion or such person, such condition or covenant has been complied with.

ITEM 9.  OTHER OBLIGORS

         There is no obligor upon the New Notes other than us.


                    CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a) pages numbered 1 to 9, consecutively (plus the attached exhibits);

(b) the statement of eligibility and qualification of the Trustee on under the Indenture to be qualified; and

(c) the following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee:

     Exhibit T3A.1      Restated Certificate of Incorporation

     Exhibit T3A.2      Certificate of Designations, Preferences, Rights and
                        Number of Shares of Redeemable Preferred Stock, Series
                        B, which is incorporated by reference from Exhibit 3-3 to Form 10-K for the year ended May 31, 1981 located under Securities and Exchange Commission File No. 03252

     Exhibit T3A.3      Certificate of Ownership and Merger dated May 23, 1977
                        which is incorporated by reference from Exhibit 3-4 to the Company's Form 10-K for the year ended May 31, 1983 located under Securities and Exchange Commission
                        File No. 03252 ("1983 10-K")

     Exhibit T3A.4      Certificate of Ownership and Merger dated May 31, 1977
                        which is incorporated by reference from Exhibit 3-5 to 1983 10-K

     Exhibit T3A.5      Certificate of Reduction of Capital dated December 30,
                        1977 which is incorporated by reference from Exhibit 3-6 to 1983 10-K

     Exhibit T3A.6      Certificate of Retirement of Preferred Shares dated
                        December 30, 1977 which is Incorporated by reference from Exhibit 3-7 to 1983 10-K

     Exhibit T3A.7      Certificate of Reduction of Capital dated December 28,
                        1978 which is incorporated by reference from Exhibit 3-7 to 1983 10-K

     Exhibit T3A.8      Certificate of Retirement of Preferred Shares dated
                        December 28, 1978 which is incorporated by reference from Exhibit 3-9 to 1983 10-K

     Exhibit T3A.9      Certificate of Reduction of Capital dated January 9,
                        1979 which is incorporated by reference from Exhibit
                        3-10 to 1983 10-K

     Exhibit T3A.10     Certificate of Reduction of Capital dated December 20,
                        1979 which is incorporated by reference from Exhibit
                        3-11 to 1983 10-K

     Exhibit T3A.11     Certificate of Retirement of Preferred Shares dated
                        December 20, 1979 which is incorporated by reference from Exhibit 3-12 to 1983 10-K

     Exhibit T3A.12     Certificate of Reduction of Capital dated December 16,
                        1982 which is incorporated by reference from Exhibit
                        3-13 to 1983 10-K

     Exhibit T3A.13     Certificate of Reduction of Capital dated December 17,
                        1982 which is incorporated by reference from Exhibit
                        3-14 to 1983 10-K

     Exhibit T3A.14     Certificate of Amendment of Restated Certificate of
                        Incorporation dated September 26, 1984 which is incorporated by reference from Exhibit 3-15 to the Company's Form 10-K for the year ended May 31, 1985 located under Securities and Exchange Commission File
                        No. 0-3252

     Exhibit T3A.15     Certificate of Retirement of Stock dated September 24,
                        1986 which is incorporated by reference from Exhibit 4-3
                        to the Company's Registration Statement on Form S-2 located under Securities and Exchange Commission File
                        No. 33-9380 ("1933 Act Registration Statement")

     Exhibit T3A.16     Certificate of Amendment of Restated Certificate of
                        Incorporation dated November 21, 1986 which is incorporated by reference from Exhibit 3-17 to the Company's Form 10-K for the year ended May 31, 1987 located under Securities and Exchange Commission File
                        No. 0-3252

     Exhibit T3A.17     Certificate of Retirement of Stock dated January 25,
                        1997 which is incorporated by reference from Exhibit 4-5 to Amendment No. 1 to 1933 Act Registration Statement

     Exhibit T3A.18     Certificate of Retirement of Stock dated February 22,
                        1988 which is incorporated by reference from Exhibit
                        3-19 to the Company's Form 10-K for the year ended May
                        31, 1989 located under Securities and Exchange
                        Commission File No. 0-3262 ("May 31, 1989 10-K")

     Exhibit T3A.19     Certificate of Amendment of Restated Certificate of
                        Incorporation dated January 6, 1989 which is incorporated by reference from Exhibit 3-20 to May 31, 1989 10-K

     Exhibit T3A.20     Certificate of Retirement of Stock dated August 17, 1989
                        which is incorporated by reference from Exhibit 3-21 to May 31, 1989 10-K

     Exhibit T3A.21     Certificate of Retirement of Stock dated January 9, 1990
                        which is incorporated by reference from Exhibit 3-22 to the Company's Form 10-K for the seven months ended
                        December 31, 1989 located under Securities and Exchange
                        Commission File No. 0-3252 ("December 31, 1989 10-K")

   Exhibit T3A.22       Certificate of the Designations, Preferences and
                        Relative Participating, Optional and Other Special
                        Rights of 12% Cumulative Convertible Exchangeable
                        Preferred Stock, Series C, and the Qualifications
                        Limitations and Restrictions thereof dated January 10,
                        1990 which is incorporated by reference from Exhibit 3-1 to the Company's Form 10-Q for the quarter ended
                        November 30, 1989 located under Securities and Exchange
                        Commission File No. 0-3252

    Exhibit T3A.23      Certificate of Ownership and Merger dated April 25, 1990
                        which is incorporated by reference from Exhibit 3-24 to December 31, 1989 10-K

    Exhibit T3A.24      Certificate of Elimination of 12% Cumulative Convertible
                        Exchangeable Preferred Stock, Series C, dated June 4,
                        1990 which is incorporated by reference from Exhibit
                        3-25 to the Company's Form 10-K for the year ended
                        December 31, 1990 located under Securities and Exchange
                        Commission File No. 0-3252 ("1990-10-K")

    Exhibit T3A.25      Certificate of Retirement of Stock dated March 6, 1991
                        which is incorporated by reference from Exhibit 3-26 to 1990 10-K

    Exhibit T3A.26      Certificate of Retirement of Stock dated April 29, 1994
                        which is incorporated by reference from Exhibit 3-27 to the Company's Form 10-K for the year ended December 31, 1994 located under Securities and Exchange Commission
                        File No. 0-3252 ("1994 10-K")

    Exhibit T3A.27      Certificate of Retirement of Stock dated January 6, 1995
                        which is incorporated by reference from Exhibit 3-28 to 1994 10-K

    Exhibit T3A.28      Certificate of Retirement of Stock dated January 5, 1996
                        which is incorporated by reference from Exhibit 3-29 to the Company's Form 10-K for the year ended December 31, 1995 located under Securities and Exchange Commission
                        File No. 0-3252

    Exhibit T3A.29      Certificate of Retirement of Stock dated January 6, 1997
                        which is incorporated by reference from Exhibit 3-30 to the Company's Form 10-K for the year ended December 31, 1996 located under Securities and Exchange Commission
                        File No. 0-3252

    Exhibit T3A.30      Certificate of Retirement of Stock dated January 9, 1998
                        which is incorporated by reference from Exhibit 3-31 to the Company's Form 10-K for the year ended December 31, 1997 located under Securities and Exchange Commission
                        File No. 0-3252

    Exhibit T3A.31      Certificate of Retirement of Stock dated January 12,
                        1999 which is incorporated by reference from Exhibit
                        3-32 to the Company's Form 10-K for the year ended
                        December 31, 1998 located under Securities and Exchange
                        Commission File No. 0-3252 ("1998 10-K")

    Exhibit T3A.32      Certificate of Retirement of Stock dated January 26,
                        2000 which is incorporated by reference from Exhibit
                        3-33 to the Company's Form 10-K for the year ended
                        December 31, 1999 located under Securities and Exchange
                        Commission File No. 0-3252

    Exhibit T3B         By-laws, as amended, which are incorporated by reference
                        from Exhibit 3-2 of 1998 10-K

    Exhibit T3C         Form of the Indenture between the Company and Wilmington
                        Trust Company, as Trustee.

    Exhibit T3D         Not Applicable

    Exhibit T3E.1       Offering Circular

    Exhibit T3E.2       Letter of Transmittal

    Exhibit T3E.3       Notice of Guaranteed Delivery

    Exhibit T3E.4       Form of Warrant (contained in Exhibit T3E.1 as Annex B)

    Exhibit T3E.5       Letter Agreement, which is incorporated by reference
                        from Exhibit T3E.5 to the Company's Form T-3 filed on August 6, 2001 located under Securities and Exchange
                        Commission File No. 022-22535

    Exhibit T3E.6       Form of Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies, and other Nominees

    Exhibit T3E.7       Form of Letter to clients for use by Brokers, Dealers,
                        Commercial Banks, Trust Companies, and other Nominees

    Exhibit T3F         A cross reference sheet showing the location in the
                        Indenture of the provisions inserted therein pursuant to sections 310 through 318(a), inclusive, of the TIA is contained in Exhibit T3C

    Exhibit T3G         Statement of eligibility and qualification of the
                        Trustee on Form T-1

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Lexington Precision Corporation, a corporation organized and existing under the laws of the State of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of New York, and State of New York, on the 10th day of July, 2002.

(SEAL)

                                              LEXINGTON PRECISION CORPORATION



                                              By:  /s/ Michael A. Lubin
                                                  ------------------------------
                                                  Name:  Michael A. Lubin
                                                  Title: Chairman of the Board


Attest:   /s/ Dennis Welhouse
        ----------------------------
        Name:   Dennis Welhouse
        Title:  Assistant Secretary




                                                        EXHIBIT INDEX

    EXHIBIT
     NUMBER          EXHIBIT NAME                                             LOCATION

Exhibit T3A.1        Restated Certificate of Incorporation                    Incorporated by reference from Exhibit
                                                                              T3A.1 to Form T-3 as filed with the
                                                                              Securities and Exchange Commission on

Exhibit T3A.2        Certificate of Designations,  Preferences,               Incorporated by reference
                     Rights and Number of Shares of Redeemable                from Exhibit 3-3 to Form 10-K for the
                     Preferred  Stock, Series B                               year ended May 31, 1981 located under
                                                                              Securities  and Exchange Commission
                                                                              File No. 03252 ("1981 10-K")

Exhibit T3A.3        Certificate of Ownership and Merger dated May 23, 1977   Incorporated by reference from Exhibit 3-4
                                                                              to our Form 10-K for the year ended May
                                                                              31, 1983 located under Securities and
                                                                              Exchange Commission File No. 03252 ("1983
                                                                              10-K")

Exhibit T3A.4        Certificate of Ownership and Merger dated May 31, 1977   Incorporated by reference from Exhibit 3-5
                                                                              to 1983 10-K

Exhibit T3A.5        Certificate of Reduction of Capital dated December 30,   Incorporated by reference from Exhibit 3-6
                     1977                                                     to 1983 10-K

Exhibit T3A.6        Certificate of Retirement of Preferred Shares dated      Incorporated by reference from Exhibit 3-7
                     December 30, 1977                                        to 1983 10-K

Exhibit T3A.7        Certificate of Reduction of Capital dated December 28,   Incorporated by reference from Exhibit 3-8
                     1978                                                     to 1983 10-K

Exhibit T3A.8        Certificate of Retirement of Preferred Shares dated      Incorporated by reference from Exhibit 3-9
                     December 28, 1978                                        to 1983 10-K

Exhibit T3A.9        Certificate of Reduction of Capital dated January 9,     Incorporated by reference from
                     1979                                                     Exhibit 3-10 to 1983 10-K

Exhibit T3A.10       Certificate of Reduction of Capital dated December 20,   Incorporated by reference from
                     1979                                                     Exhibit 3-11 to 1983 10-K

Exhibit T3A.11       Certificate of Retirement of Preferred Shares dated      Incorporated by reference from
                     December 20, 1979                                        Exhibit 3-12 to 1983 10-K

Exhibit T3A.12       Certificate of Reduction of Capital dated December 16,   Incorporated by reference from
                     1982                                                     Exhibit 3-13 to 1983 10-K

Exhibit T3A.13       Certificate of Reduction of Capital dated December 17,   Incorporated by reference from
                     1982                                                     Exhibit 3-14 to 1983 10-K

    EXHIBIT
     NUMBER          EXHIBIT NAME                                             LOCATION

Exhibit T3A.14       Certificate of Amendment of Restated Certificate of      Incorporated by reference from Exhibit
                     Incorporation dated September 26, 1984                   3-15 to the Company's Form 10-K for the
                                                                              year ended May 31, 1985 located under
                                                                              Securities and Exchange Commission
                                                                              File No. 0-3252

Exhibit T3A.15       Certificate of Retirement of Stock dated September 24,   Incorporated by reference from Exhibit 4-3
                     1986                                                     to the Company's Registration Statement on
                                                                              Form S-2 located under Securities and
                                                                              Exchange Commission File No. 33-9380
                                                                              ("1933 Act Registration Statement")

Exhibit T3A.16       Certificate of Amendment of Restated Certificate of      Incorporated by reference from
                     Incorporation dated November 21, 1986                    Exhibit 3-17 to the Company's Form 10-K
                                                                              for the year ended May 31, 1987 located
                                                                              under Securities and Exchange Commission
                                                                              File No. 0-3252

Exhibit T3A.17       Certificate of Retirement of Stock dated January 25,     Incorporated by reference from Exhibit 4-5
                     1997                                                     to Amendment No. 1 to 1933 Act
                                                                              Registration Statement

Exhibit T3A.18       Certificate of Retirement of Stock dated February 22,    Incorporated by reference from Exhibit
                     1988                                                     3-19 to the Company's Form 10-K for the
                                                                              year ended May 31, 1989 located under
                                                                              Securities and Exchange Commission
                                                                              File No. 0-3262 ("May 31, 1989 10-K")

Exhibit T3A.19       Certificate of Amendment of Restated Certificate of      Incorporated by reference from
                     Incorporation dated January 6, 1989                      Exhibit 3-20 to May 31, 1989 10-K

Exhibit T3A.20       Certificate of Retirement of Stock dated August 17,      Incorporated by reference from
                     1989                                                     Exhibit 3-21 to May 31, 1989 10-K

Exhibit T3A.21       Certificate of Retirement of Stock dated January 9,      Incorporated by reference from
                     1990                                                     Exhibit 3-22 to the Company's Form 10-K
                                                                              for the seven months ended December
                                                                              31, 1989 located under Securities
                                                                              and Exchange Commission File
                                                                              No. 0-3252 ("December 31, 1989
                                                                              10-K")

Exhibit T3A.22       Certificate of the  Designations,  Preferences  and      Incorporated   by  reference   from  Exhibit
                     Relative Participating, Optional and Other Special       3-1   to the Company's Form  10-Q  for  the
                     Rights of 12% Cumulative Convertible Exchangeable        quarter ended  November 30, 1989 located
                     Preferred Stock, Series C, and the Qualifications        under Securities and Exchange  Commission
                     Limitations and Restrictions thereof dated January       File No. 0-3252
                     10, 1990

Exhibit T3A.23       Certificate of Ownership and Merger dated April 25,      Incorporated by reference from
                     1990                                                     Exhibit 3-24 to December 31, 1989 10-K

    EXHIBIT
     NUMBER          EXHIBIT NAME                                             LOCATION

Exhibit T3A.24       Certificate   of  Elimination  of  12%  Cumulative       Incorporated  by reference  from
                     Convertible  Exchangeable Preferred  Stock,              Exhibit 3-25 to the  Company's
                     Series C, dated  June 4, 1990                            Form 10-K  for the year  ended  December
                                                                              31, 1990 located under Securities
                                                                              and Exchange Commission File No. 0-3252
                                                                              ("1990-10-K")

Exhibit T3A.25       Certificate of Retirement of Stock dated March 6, 1991   Incorporated by reference from Exhibit
                                                                              3-26 to 1990 10-K

Exhibit T3A.26       Certificate of Retirement of Stock dated April 29, 1994  Incorporated by reference from Exhibit
                                                                              3-27 to the Company's Form 10-K for the
                                                                              year ended December 31, 1994 located under
                                                                              Securities and Exchange Commission File
                                                                              No. 0-3252 ("1994 10-K")

Exhibit T3A.27       Certificate of Retirement of Stock dated January 6,      Incorporated by reference from Exhibit
                     1995                                                     3-28 to 1994 10-K

Exhibit T3A.28       Certificate of Retirement of Stock dated January 5,      Incorporated by reference from Exhibit
                     1996                                                     3-29 to the Company's Form 10-K for the
                                                                              year ended December 31, 1995 located under
                                                                              Securities and Exchange Commission File
                                                                              No. 0-3252

Exhibit T3A.29       Certificate of Retirement of Stock dated January 6,      Incorporated by reference from Exhibit
                     1997                                                     3-30 to the Company's Form 10-K for the
                                                                              year ended December 31, 1996 located under
                                                                              Securities and Exchange Commission File
                                                                              No. 0-3252

Exhibit T3A.30       Certificate of Retirement of Stock dated January 9,      Incorporated by reference from Exhibit
                     1998                                                     3-31 to the Company's Form 10-K for the
                                                                              year ended December 31, 1997 located under
                                                                              Securities and Exchange Commission File
                                                                              No. 0-3252

Exhibit T3A.31       Certificate of Retirement of Stock dated January 12,     Incorporated by reference from Exhibit
                     1999                                                     3-32 to the Company's Form 10-K for the
                                                                              year ended December 31, 1998 located under
                                                                              Securities and Exchange Commission File
                                                                              No. 0-3252 ("1998 10-K")

Exhibit T3A.32       Certificate of Retirement of Stock dated January 26,     Incorporated by reference from Exhibit
                     2000                                                     3-33 to the Company's Form 10-K for the
                                                                              year ended December 31, 1999 located under
                                                                              Securities and Exchange Commission File
                                                                              No. 0-3252

    EXHIBIT
     NUMBER          EXHIBIT NAME                                             LOCATION

Exhibit T3B          By-laws, as amended                                      Incorporated by reference from Exhibit 3-2
                                                                              to 1998 10-K


Exhibit T3C          Form of Indenture between Lexington Precision            Filed herewith
                     Corporation and Wilmington Trust Company, as Trustee


Exhibit T3E.1        Offering Circular                                        Filed herewith


Exhibit T3E.2        Letter of Transmittal                                    Filed herewith


Exhibit T3E.3        Notice of Guaranteed Delivery                            Filed herewith


Exhibit T3E.4        Form of Warrant                                          Contained as Annex B in Exhibit T3E.1,
                                                                              filed herewith

Exhibit T3E.5        Letter Agreement                                         Incorporated by reference from
                                                                              Exhibit T3E.5 to the Company's
                                                                              Form T-3 filed on August 6, 2001
                                                                              located under Securities and
                                                                              Exchange Commission File
                                                                              No. 022-22535

Exhibit T3E.6        Form of Letter to Brokers, Dealers, Commercial Banks,    Filed herewith
                     Trust Companies, and other Nominees

Exhibit T3E.7        Form of Letter to clients for use by Brokers, Dealers,   Filed herewith
                     Commercial Banks, Trust Companies, and other Nominees

Exhibit T3F          Cross reference sheet showing the location in the        Contained in Exhibit T3C filed herein
                     Indenture of the provisions inserted therein pursuant
                     to sections 310 through 318(a), inclusive, of the TIA

Exhibit T3G          Statement of eligibility and qualification of the        Filed herewith
                     Wilmington Trust Company, as Trustee, on Form T-1


